July 19, 2024

VIA EDGAR

Division of Corporation Finance

Office of Finance

United States Securities and Exchange Commission

Washington, DC 20549

Attn: Robert Arzonetti

James Lopez

Re:	Fundamental Global Inc.
Registration Statement on Form S-4
Filed June 20, 2024
File No. 333-280346

Mr. Arzonetti:

On behalf of Fundamental Global Inc. (the “Company”), set forth below is the Company’s response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your July 10, 2024 letter (the “Comment Letter”) concerning the above-referenced filing.

For convenience, we have included the text of the comment from the Comment Letter, followed by our response.

Registration Statement on Form S-4

Prospectus Summary, page 9

1.	Please revise to provide prominent disclosure clarifying the related party nature of the transaction, a summary describing the combined company’s various businesses, and an explanation of the extent to which operations are meant to be combined. In this regard, please include:

	a)	a graphic depicting the corporate structure of the various subsidiaries and holding companies before and after the proposed transaction, including identification of the nature of their operations, such as the cinema entertainment and reinsurance operations;
	b)	quantification of the approximate percentages of the combined company’s revenues attributed to each significant business;
	c)	clarification of how the very different businesses are expected to be run and/or integrated, particularly in areas like operational processes, management oversight and resource allocation; and
	d)	further clarification of anticipated synergies, such as any cost savings from shared services and enhanced operational efficiencies.

Please see Summary of the Joint Proxy Statement/Prospectus, The Parties to the Business Combination, Strong Global Entertainment, Inc. on pages 9-10 of Amendment No. 1 to the Company’s Registration Statement on Form S-4.

Where you can Find More Information, page 61

2.	We note the list of filings on page 62, which you state are incorporated by reference. It appears that you are not S-3 eligible and are, therefore, ineligible to incorporate by reference. Please revise to provide all required information or an analysis as to why you believe you are eligible to incorporate by reference.

Amendment No. 1 to the Company’s Registration Statement on Form S-4 includes required information without incorporating such information by reference.

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The Company acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the Company’s response or require further information, please do not hesitate to contact the Company’s counsel, Amy Bowler of Holland & Hart LLP, by telephone at (303) 290-1086.

Sincerely,

Fundamental Global Inc.

By: Kyle Cerminara

/s/ Kyle Cerminara
Kyle Cerminara, Chief Executive Officer

cc:	Amy Bowler, Esq. (Holland & Hart LLP)
James Lopez (SEC Office of Finance)

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